No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/21/14

DIVISION OF
CORPORATION FINANCE





14005531



Received SEC
MAR 06 2014
Washington, DC 20549

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-6-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Southern Company
Incoming letter dated January 21, 2014

Dear Ms. Ising:

This is in response to your letter dated January 21, 2014 concerning the shareholder proposal submitted to Southern by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 21, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Southern relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Southern Company*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Southern Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part, that:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff consistently has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(3) where the proposals are internally inconsistent so that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this ambiguous and inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite.

See also Newell Rubbermaid Inc. (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit stockholders to call special meetings, presented two different standards for determining the number of stockholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal).

As with the proposal in *Bank of America* and the other precedents above, in the current instance, the Proposal is vague and indefinite so as to be inherently misleading because it is internally inconsistent. First, the first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to . . . management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), whereas the second paragraph of the Proposal states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added). The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any other purpose that is subject to the restrictions under the first paragraph. Thus, the Proposal expressly states both that the requested By-Law applies, and does not apply, to solicitations other than those specifically mentioned by the Proposal. This creates an internal inconsistency that is not resolved elsewhere in the Proposal.

Another internal inconsistency is that the Proposal states on the one hand that "[t]his enhanced confidential voting requirement should apply to . . . proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. Delaware General Corporation Law ("DGCL") § 211(b) requires a corporation to hold an annual meeting of stockholders for the election of directors (unless the directors are elected by the written consent of stockholders in lieu of the stockholders' meeting). In addition, the Company's By-Laws provide for an annual meeting of stockholders of the Company "when the stockholders entitled to vote thereon shall elect the Board of Directors." The By-Laws further provide that "[e]ach director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality vote and each stockholder shall be entitled to . . . cumulative voting." Although the Board has the power to fill vacancies on the Board, the only method by which directors may be elected pursuant to the Company's By-Laws is a vote by the Company's stockholders. The election of directors is required to be submitted to stockholders by the DGCL and the Company's By-Laws; therefore, because the Proposal provides initially that the requested By-Law applies to "proposals required by law, or the Company's Bylaws," but then provides that the requested By-Law "shall not apply to elections of directors,"[1] the Proposal is contradictory.

In addition, the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal's requirement that specified information "shall not be available to management" is, in the context of the proxy solicitation and voting procedures in place in the United States, so vague and misleading that neither stockholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In this regard, the Proposal fails to address certain fundamental aspects of the Company's proxy voting process. In uncontested proxy solicitations, which are the subject of the Proposal, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or

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1 While the Proposal provides that the confidential voting requirement "shall not apply to elections of directors . . . except at the Board's discretion," this language does not resolve the internal inconsistency with the Proposal. Specifically, the Proposal provides initially that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform stockholders or the Company as to whether the confidential voting requirement is required to apply to the election of directors or whether the Board has discretion as to whether it applies.

by any other identifiers, such as account number or address.[2] These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, stockholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Proposal suggests that there is some process that can be effected through a Company By-Law that would control when third parties make their proxy votes available to the Company, and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Proposal does not recognize or address the complex voting process that is involved in the Company's solicitation of proxies, stockholders and the Company are unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what it would mean to implement the Proposal. *See, supra, Capital One Financial Corp.* (avail. Feb. 7, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The failure to address such fundamental aspects of the Company's proxy voting process renders the Proposal impermissibly vague and indefinite so as to be inherently misleading.

Similar to the proposals in the precedent cited above, in the current instance the Proposal uses inconsistent and ambiguous language that provides for alternative interpretations, but fails to provide any guidance as to how the inconsistencies and ambiguities should be resolved. Given the different implications of requiring, or not requiring, that the requested By-Law apply to matters that are not explicitly enumerated in the Proposal and the election of directors, and the ambiguity as to exactly what can and cannot be done with voting instructions received from stockholders, it is impossible to fully understand what is being requested in the Proposal and how it would be implemented. As a result, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's stockholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

---

2 K. Gumbs et al., *Debunking the Myths Behind Voting Instruction Forms and Vote Reporting,* Corporate Governance Advisor at 5-6 (July/August 2013).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, the first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

While the Proposal is inconsistent as to when the requested By-Law would apply and ambiguous as to what type of restrictions on the availability of information the Proposal would require,[3] the Proposal operates broadly to restrict communications between the Company and its stockholders by restricting the use of additional proxy solicitations. Thus, instead of implicating any significant policy issue, the thrust and focus of the Proposal relates to the communications with, and solicitation of, its stockholders, matters that implicate the Company's ordinary business.

The Staff has recognized that stockholder proposals that are drafted so broadly as to impact a company's communications with stockholders on ordinary business matters are excludable under Rule 14a-8(i)(7). For example, recently in *Peregrine Pharmaceuticals, Inc.* (avail. July 16, 2013), the proposal required the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal. In concurring with the exclusion of the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during

---

[3] As noted *supra*, at note 2 and accompanying text, the proxy voting information furnished to the Company by Broadridge in advance of an annual meeting does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address.

conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under [R]ule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (Staff concurred with the exclusion of a stockholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a stockholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) (Staff concurred with the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and stockholders, noting that the proposal related to "procedures for enabling shareholder communications"); *PeopleSoft, Inc.* (avail. Mar. 14, 2003) (same); *Jameson Inns, Inc.* (avail. May 15, 2001) (Staff concurred in the exclusion of a proposal urging the board to consider new ideas for improving stockholder communications as it related to "procedures for improving shareholder communications").

The Staff also has recognized that proposals attempting to restrict or regulate how and when a company solicits its stockholders implicate ordinary business. For example, in *General Motors Corp.* (avail. Mar. 15, 2004), a proposal requested that, if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets." The Staff concurred that the proposal properly could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations (*i.e.*, provision of additional proxy solicitation information)." Likewise, in *The Boeing Co.* (avail. Feb. 20, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes." The Staff concurred in exclusion of the proposal "as relating to [the company's] ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)." *FirstEnergy Corp.* (avail. Feb. 26, 2001) (same).

The Proposal would restrict even some of the most basic and neutral forms of communications between the Company and its stockholders prior to an annual meeting. For example, the Proposal allows the Company to monitor the extent of voting to determine a quorum, but would not permit the Company to use such information as a basis for asking stockholders to vote. As the Proposal seems to recognize, monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 14a-6(f) under the Securities Exchange Act of 1934 recognizes that communications which do no more than request that forms of proxy theretofore solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such a communication would constitute a "solicitation,"[4] it would be prohibited under the Proposal. The Proposal's application to such routine communications with stockholders in the context of uncontested proxy solicitations implicates the same general stockholder communications that rendered the proposals in *Peregrine Pharmaceuticals*, *General Motors Corp.* and the other precedent cited excludable.

Even if the Proposal also touches upon a significant policy issue, because the Proposal applies broadly to communications that do not raise significant policy implications and are part of a company's ordinary communications with its stockholders, the Proposal remains excludable under Rule 14a-8(i)(7). *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to

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[4] Rule 14a-1 defines "solicitation" to encompass "[a]ny request for a proxy whether or not accompanied by or included in a form of proxy" and "[a]ny request to execute or not to execute, or to revoke, a proxy."

shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Melissa K. Caen, the Company's Secretary, at (404) 506-0684.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Melissa K. Caen, The Southern Company
John Chevedden

101658207.5

EXHIBIT A

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, December 01, 2013 10:55 PM
To:	Caen, Melissa K. (SCS Legal)
Cc:	Ackel, Jessica N.; Holland, Ed
Subject:	Rule 14a-8 Proposal (SO)``
Attachments:	CCE00000.pdf

Dear Ms. Caen,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas A. Fanning
Chairman of the Board
The Southern Company (SO)
30 Ivan Allen Jr. Blvd NW
Atlanta GA 30308
Phone: 404 506-5000
FX: 404-506-0344
FX: 404-506-0455

Rule 14a-8 Proposal

Dear Mr. Fanning,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Melissa K. Caen <mkcaen@southernco.com>
Corporate Secretary
PH: 404-506-0684
Jessica Ackel <jnackel@southernco.com>
Ed Holland <gehollan@southernco.com>

[SO: Rule 14a-8 Proposal, December 1, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for accounting. In July 2013 The Southern Company said additional cost overruns at its proposed coal-gasification plant in Mississippi will result in a $278 million charge to its second-quarter earnings. GMI said The Southern Company had a higher shareholder class action litigation risk than 99% of all rated companies.

In regard to executive pay there was $13 million for Thomas Fanning. Plus our company could give long-term incentive pay to Mr. Fanning for below-median performance. In regard to our directors Jenner Wood was an inside-related director who received our highest negative votes – 18%. Donald James, a CEO who was also an inside-related director, received our second highest negative votes. Mr. James was also potentially over-committed since he served on the boards of 3 companies. Our management failed to pass its 2013 proposal for a simple majority vote standard in spite of our 86% vote in favor.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Monday, December 02, 2013 3:55 PM
To: *** FISMA & OMB Memorandum M-07-16 ***a K. (SCS Legal)
Subject: RE: Rule 14a-8 Proposal (SO)``

Mr. Chevedden,

We acknowledge receipt on December 2, 2013 of your shareholder proposal. Since Ed Holland is no longer serving as General Counsel and Secretary of The Southern Company, please remove him from future correspondence on this matter. We look forward to discussing this proposal with you over the coming months.

Regards,
Jessica

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 01, 2013 10:55 PM
To: Caen, Melissa K. (SCS Legal)
Cc: Ackel, Jessica N.; Holland, Ed
Subject: Rule 14a-8 Proposal (SO)``

Dear Ms. Caen,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Monday, December 09, 2013 9:59 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: The Southern Company - Notice of Procedural Deficiencies to Mr. Chevedden
Attachments: Chevedden - SoCo Notice of Procedural Deficiencies.pdf

Mr. Chevedden –

Please find attached a letter from The Southern Company, which serves to notify you that your shareholder proposal contains procedural deficiencies. Please acknowledge receipt of the attached.

Regards,
Jessica Ackel

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000


SOUTHERN
COMPANY

VIA EMAIL

December 9, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On December 2, 2013, The Southern Company (the "Company") received your shareholder proposal for the Company's 2014 proxy statement (the "Proxy Statement"). This letter notifies you that the proposal contains procedural deficiencies, which we are required to bring to your attention within a specified period of time pursuant to Securities and Exchange Commission ("SEC") regulations.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder proponent to submit sufficient proof of their continuous ownership of at least $2,000 in market value or 1% of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. We have not yet received the required verification of ownership. A copy of the shareholder proposal rules is enclosed for your information.

In order to cure this defect, please provide:

- A written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you held at least the number of shares of Company stock valued at $2,000 for at least one year and verifying the number of shares held; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began and a written statement from you that you continuously held the required number of shares for the one-year period as of the date of the statement.

The value of the shares will satisfy the other eligibility requirement of the SEC rules and the actual number of shares held is information that the Company must include in the Proxy Statement if your proposal is included.

In addition, we note that the supporting statement accompanying the shareholder proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced GMI Ratings report.

Within 14 days of your receipt of this notice, please have the record holder's written statement and the GMI Ratings report sent to the Company at the following address:

Melissa K. Caen, Assistant Secretary
Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Bin SC1203
Atlanta, GA 30308
Facsimile: (404) 506-0344

We appreciate your cooperation to ensure your proposal submission is complete and to resolve this matter. We look forward to discussing this proposal with you.

Sincerely,



Jessica N. Ackel
Legal Department – Senior Attorney

cc: Melissa K. Caen

Enclosure

Ackel, Jessica N.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 10, 2013 10:33 PM
To: Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO) gmi`

Dear Ms. Ackel,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 11, 2013 1:49 PM
To:	Ackel, Jessica N.
Cc:	Caen, Melissa K. (SCS Legal)
Subject:	Rule 14a-8 Proposal (SO) nfn
Attachments:	CCE00006.pdf

Dear Ms. Ackel,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 12-11-13	# of pages ▸
To Jessica Ackel	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 404-506-0344	Fax #	

December 11, 2013

John R. Chevedden
V*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Intel Corporation (CUSIP: 458140100, trading symbol: INTC), no fewer than 60 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP), no fewer than 70 shares of Quest Diagnostics Inc. (CUSIP: 74834L100, trading symbol: DGX) and no fewer than 100 shares of the Southern Company (CUSIP: 842587107, trading symbol: SO) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W522603-10DEC13

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, December 11, 2013 1:57 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Caen, Melissa K. (SCS Legal)
Subject: RE: Rule 14a-8 Proposal (SO) nfn

Received. Thank you.

Jessica

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 1:49 PM
To: Ackel, Jessica N.
Cc: Caen, Melissa K. (SCS Legal)
Subject: Rule 14a-8 Proposal (SO) nfn

Dear Ms. Ackel,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden